Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Pan American Silver Reports Cash from Operating Activities of $41.7 million in Q3 2018

Vancouver, B.C. - November 6, 2018 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today reported unaudited results for the third quarter ended September 30, 2018 ("Q3 2018"). Pan American Silver’s unaudited condensed interim consolidated financial statements and notes ("financial statements"), as well as Pan American Silver’s Management's Discussion and Analysis ("MD&A") as at and for the three and nine months ended September 30, 2018, are available on Pan American Silver’s website at www.panamericansilver.com and on SEDAR at www.sedar.com.

•	Decreased metal prices, including their effect on net realizable value ("NRV") inventory adjustments, impacted financial results in Q3 2018

•	Revenue of $187.7 million, which was reduced approximately $9.8 million by negative settlement adjustments on concentrate shipments

•	Cash from operating activities of $41.7 million

•	Net loss of $9.2 million, equivalent to $0.06 basic loss per share

•	Adjusted loss of $4.7 million, equivalent to $0.03 basic adjusted loss per share, impacted by approximately $23.4 million in negative NRV inventory adjustments

•	Cash and short-term investment balance of $252.7 million, up $2.4 million from June 30, 2018

“We continue to generate strong cash flow, which increased our cash and short-term investment balance at the end of the quarter to $252.7 million, despite realizing the lowest metal prices of the year," said Michael Steinmann, President and Chief Executive Officer of the Company. "The depressed metal prices had a significant impact on both settlement adjustments on concentrate shipments and NRV inventory adjustments, which together reduced earnings in the quarter by approximately $33.2 million."

Added Mr. Steinmann: "Operationally, our La Colorada asset is exceeding expectations. The expansion is performing above design capacity, achieving record quarterly silver production of two million ounces in Q3 2018. We are also excited by the recent exploration discovery, which will very positively impact the future of this mine."

Consolidated Q3 2018 Highlights:

•
Production on track - Silver production was 6.3 million ounces and gold production was 42.1 thousand ounces. Zinc, lead and copper production were 16.7 thousand tonnes, 5.7 thousand tonnes, and 2.6 thousand tonnes, respectively. The Company is on track to achieve the annual 2018 production guidance.

•
Cash costs per payable ounce of silver, net of by-product credits, ("cash costs") were $5.24 per ounce and reflect lower by-product credits, primarily from decreased base metal prices, and higher operating costs, primarily due to the expanded operations at our Mexican mines. Partially offsetting the increases to cash costs were lower direct selling costs from improved contract terms for concentrate treatment and refining.

•
All-in sustaining costs per silver ounce sold (“AISCSOS”) were $13.73. Excluding non-cash NRV inventory adjustments, AISCSOS were $10.05. Based on YTD 2018 cash costs and AISCSOS, the Company is on track to achieve the annual 2018 cash costs and AISCSOS guidance, as previously lowered on August 8, 2018.

•
Solid balance sheet - At September 30, 2018, the Company had a cash and short-term investment balance of $252.7 million, working capital of $443.6 million, and $300.0 million available under its undrawn revolving credit facility. Total debt of $8.4 million was related entirely to finance lease liabilities.

•
COSE and Joaquin projects - Both projects remain on budget with $5.3 million invested during Q3 2018. The COSE project is progressing on schedule. At Joaquin, development of the decline has returned to planned levels after successfully negotiating an area of unexpectedly difficult ground conditions. The delay may result in extending completion of the project by approximately two months.

•
Quarterly cash dividend - The Board of Directors has approved a cash dividend of $0.035 per common share, or approximately $5.4 million in aggregate cash dividends, payable on or about November 30, 2018, to holders of record of Pan American Silver’s common shares as of the close on November 19, 2018. Pan American Silver's

PAN AMERICAN SILVER CORP.	1

Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
Cash costs, AISCSOS, adjusted earnings, basic adjusted earnings per share, and working capital are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
CONSOLIDATED RESULTS

			September 30, 2018	December 31, 2017
Shares outstanding (millions)			153,318	153,303

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
FINANCIAL
Revenue	$187,717	$190,791	$611,138	$590,797
Mine operating (loss) earnings	-$4,412	$47,818	$105,563	$125,475
Net (loss) earnings	-$9,234	$17,826	$75,618	$73,787
Per share (1)	-$0.06	$0.11	$0.48	$0.47
Adjusted (loss) earnings (2)	-$4,673	$23,318	$61,456	$54,613
Per share (1)	-$0.03	$0.15	$0.40	$0.36
Net cash generated from operating activities	$41,699	$63,793	$143,048	$145,268
Net cash generated from operating activities before changes in working capital (2)	$37,515	$56,878	$142,412	$148,752
Sustaining capital expenditures	$24,276	$18,765	$73,900	$55,753
Project capital expenditures	$8,346	$17,923	$29,444	$47,778
Dividend per share	$0.035	$0.025	$0.105	$0.075
OPERATIONAL
Production
Silver (thousand ounces)	6,253	5,893	18,649	18,400
Gold (thousand ounces)	42.1	40.8	141.7	116.3
Zinc (thousand tonnes)	16.7	14.1	46.3	40.6
Lead (thousand tonnes)	5.7	5.3	16.1	16.1
Copper (thousand tonnes)	2.6	3.7	7.6	10.4
Average realized prices
Silver ($/ounce)	14.88	16.68	15.98	17.12
Gold ($/ounce)	1,212	1,277	1,283	1,250
Zinc ($/tonne)	2,472	2,974	2,981	2,801
Lead ($/tonne)	2,072	2,421	2,286	2,309
Copper ($/tonne)	6,105	6,351	6,641	5,992
Cash costs (per payable ounce of silver, net of by-product credits) (2)	$5.24	$3.12	$2.45	$5.04
All-in sustaining costs per silver ounce sold(2)	$13.73	$8.69	$9.21	$10.77
All-in sustaining costs per silver ounce sold, excluding NRV inventory adjustments(2)	$10.05	$8.43	$8.59	$10.38

(1)	Per share amounts are based on basic weighted average common shares.

PAN AMERICAN SILVER CORP.	2

Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

(2)
Non- GAAP measures: adjusted (loss) earnings, basic adjusted (loss) earnings per share, net cash generated from operating activities before changes in working capital, cash costs, and all-in sustaining costs per silver ounce sold (inclusive and exclusive of NRV inventory adjustments) are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

MINE OPERATING RESULTS

	Three months ended September 30, 2018			Three months ended September 30, 2017
	Production		Cash Costs(1)	Production		Cash Costs(1)
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	2.0	1.1	$3.50	1.8	1.2	$1.71
Dolores	1.0	33.1	$1.00	1.0	25.0	-$0.57
Huaron	0.9	0.2	$3.25	0.9	0.3	$0.31
Morococha(2)	0.8	0.4	-$0.65	0.6	1.1	-$8.16
San Vicente(3)	0.9	0.1	$11.14	0.8	0.1	$12.99
Manantial Espejo	0.7	7.1	$16.50	0.7	13.2	$12.73
TOTAL	6.3	42.1	$5.24	5.9	40.8	$3.12
Totals may not add up due to rounding.

(1)	Cash costs is a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on this measure.

(2)	Morococha data represents Pan American Silver's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American Silver's 95.0% interest in the mine's production.

PAN AMERICAN SILVER CORP.	3

Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

2018 GUIDANCE
Pan American Silver is maintaining the guidance provided on August 8, 2018, except for project capital. Estimated project capital in 2018 has been reduced to $40 million from $50 million due to timing of expenditures. Annual forecasts for 2018 cash costs, AISCSOS and copper production were revised on August 8, 2018, from the estimates provided in our news release dated January 11, 2018.

The following table provides our current guidance for 2018 and our original guidance as at January 11, 2018:

	Guidance as at Nov. 6, 2018	Guidance as at Jan. 11, 2018
Production
Silver (million ounces)	25.0 - 26.5	25.0 - 26.5
Gold (thousand ounces)	175 - 185	175 - 185
Zinc (thousand tonnes)	60.0 - 62.0	60.0 - 62.0
Lead (thousand tonnes)	21.0 - 22.0	21.0 - 22.0
Copper (thousand tonnes)	9.0 - 10.4	12.0 - 12.5
Cash Costs(1)($/ounce)	2.80 - 3.80	3.60 - 4.60
AISCSOS(1) ($)	8.50 - 10.00	9.30 - 10.80
Sustaining capital ($millions)	100 - 105	100 - 105
Project capital ($millions)	40	50
Assumptions used to forecast total cash costs and AISCSOS
Forecast metal prices for 2nd half of 2018
Silver ($/ounce)	16.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	2,600
Lead ($/tonne)	2,300
Copper ($/tonne)	6,200
Average annual exchange rates relative to 1.00 U.S. dollar
Mexican peso	18.50
Peruvian sol	3.23
Argentine peso	27.00
Bolivian boliviano	7.00
(1) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the “Alternative Performance (non-GAAP) Measures” section of this news release for further information on these measures.

PAN AMERICAN SILVER CORP.	4

Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Third Quarter 2018 Unaudited Results Conference Call and Webcast

Date:	November 7, 2018
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	www.panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available on the Company's website at www.panamericansilver.com. An archive of the webcast will also be available for three months.

Corporate Office:
625 Howe Street, Suite 1440
Vancouver, British Columbia
V6C 2T6 Canada

Tel: +1 604 684-1175
Fax: +1 604 684-0147

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information

Scientific and technical information contained in this news release has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2018, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

PAN AMERICAN SILVER CORP.	5

Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

Alternative Performance (Non-GAAP) Measures
In this news release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings and basic adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Total debt is calculated as the total current and non-current portions of: long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

•
Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended September 30, 2018, for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2018, our estimated cash costs and AISCSOS in 2018, and our expectations with respect to future metal prices and exchange rates; the ability of the Company to successfully complete any capital investment programs and projects, including the COSE and Joaquin projects, whether on time, or on or below budget, the expected economic or operational results derived from those programs and projects, and the impacts of any such programs and projects on the Company, including with respect to production, associated operational efficiencies and economic returns; and the approval of or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and

PAN AMERICAN SILVER CORP.	6

Q3 2018 NEWS RELEASE

All amounts expressed in U.S. dollars unless otherwise indicated
Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted

reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure our mine sites or maintain safe access to our mine sites due to criminal activity and violence; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	7